AMENDMENT TO CERTIFICATE OF DESIGNATION
OF
OPTIONS MEDIA GROUP HOLDINGS, INC.

(Continued)

RESOLVED: That Section B.2 of the Certificate of Designation shall be deleted in its entirety and the following inserted in lieu thereof:

2.   Number. The number of shares constituting Series B Preferred Stock is fixed at 10,064 shares, par value $.001 per share, and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series B Preferred Stock.

Except as specifically modified pursuant to this Amendment to Certificate of Designation, the Certificate of Designation shall remain in full force and effect.